77c.             PROXY VOTING RESULTS


2003 Shareholder Meeting Results (Unaudited)


The Fund's annual shareholders meeting was held on June 20, 2003. The result of votes taken among shareholders on the proposals presented at the meeting are listed below.


Proposal 1

To elect one Director to the Board of Directors of the Fund.


				Number of	Percent of
				Shares		Shares
				Voted		Voted
                                --------------------------

Brent R. Harris
	For 			33,281,610	 98.6%
	Withheld		475,686		  1.4%
	Total			33,757,296	100.0%


Carter W. Dunlap, Jr., Francis E. Lundy, James M. Whitaker and Gregory S. Young continued in office as Directors.